FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D. C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2004

CERAGON NETWORKS LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registration in connection with Rule 12g3(b): 82 — _________________

Signature

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2004	CERAGON NETWORKS LTD. BY: /S/ Shraga Katz —————————————— Shraga Katz President and CEO

Exhibit Description
Press Release: Ceragon Networks Reports Fourth Quarter and Fiscal Year 2003
Financial Results

Ceragon Networks® Reports
Fourth Quarter and Fiscal Year 2003 Financial Results

        TEL AVIV, Israel, January 29, 2004 – Ceragon Networks Ltd. (NASDAQ:CRNT), www.ceragon.com, a global provider of high-capacity broadband wireless systems, today reported results for the fourth quarter and fiscal year, which ended December 31, 2003. 2003 was a record year for Ceragon, representing growth of close to 90% over 2002. Revenues for 2003 were $34.4 million, up from $18.4 million in 2002.
Revenues for the fourth quarter of 2003 were $10.2 million, up from $6.1 million for the fourth quarter of 2002 and from $9.1 million for the third quarter of 2003. This represents an increase of 67 % as compared to the fourth quarter of 2002, and an increase of 12% as compared to the third quarter of 2003. This past quarter was Ceragon’s ninth consecutive quarter of revenue growth.

        Gross profit for 2003 increased to $13.8 million or 40.0% of revenues. This compares to a gross profit for 2002 of $5.6 million or 30.5% of revenues. Gross profit for the fourth quarter of 2003 increased to $4.2 million, or 41.8% of revenues. This compares to gross profit for the fourth quarter of 2002 of $2.1 million, or 34.5% of revenues, and to gross profit for the third quarter of 2003 of $3.7 million, or 40.9% of revenues. Net loss for 2003 has decreased to $(4.3) million, or $(0.19) basic and diluted net loss per ordinary share. This compares to net loss of $(14.4) million, or $(0.64) for 2002. Net loss for the fourth quarter of 2003 has decreased for the ninth consecutive quarter to $(0.3) million, or $(0.01) basic and diluted net loss per ordinary share. This compares to net loss for the fourth quarter of 2002 of $(2.9) million, or $(0.13) basic and diluted net loss per ordinary share, and to net loss for the third quarter of 2003 of $(0.7) million, or $(0.03) basic and diluted net loss per ordinary share.

        The company ended the fourth quarter of 2003 with $39.0 million in cash and liquid investments.

“Ceragon has just reported record year results,” said Shraga Katz, president and CEO, Ceragon Networks Ltd. “We’ve made impressive gains, increased market share, nearly doubled our revenues and we are looking forward to continued growth and our first profitable year.”

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Ceragon Reports Fourth Quarter and Fiscal Year 2003 Results – 2

        A conference call discussing Ceragon’s results for the fourth quarter and fiscal year 2003 will take place today, January 29, 2004, at 11:00 a.m. (EST). Details can be found on Ceragon’s website at http://www.ceragon.com/site/Investor_events.asp . The live call as well as its replay will be accessible on Ceragon’s website through February 2, 2004.

About Ceragon Networks Ltd.

        Ceragon Networks Ltd. (Nasdaq: CRNT), a pacesetter in broadband wireless networking systems, enables rapid and cost-effective high-capacity network connectivity for mobile cellular infrastructure, fixed networks, private networks and enterprises. Ceragon’s modular FibeAir™ product family operates across multiple frequencies from 6 to 38 GHz, supports integrated high-capacity services from 100 to 622 Mbps over SONET/SDH, ATM and IP networks, and offers innovative built-in add/drop multiplexing and encryption functionality to meet the growing demand for value-added broadband services. Ceragon’s FibeAir product family complies with North American and international standards and is installed with over 150 customers in more than 50 countries. More information is available at www.ceragon.com

Ceragon Networks,® CeraView,® and the FibeAir® design mark are registered trademarks of Ceragon Networks Ltd., and Ceragon™, FibeAir™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

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Ceragon Reports Fourth Quarter and Fiscal Year 2003 Results – 3

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Three months ended December 31,		Year ended December 31,
	2003	2002	2003	2002
	Unaudited		Unaudited

Revenues	$10,167	$6,071	$34,421	$18,394
Cost of revenues	5,919	3,974	20,646	12,791

Gross profit	4,248	2,097	13,775	5,603

Operating expenses:
Research and development	2,321	2,362	8,946	9,143
Less: grants and participations	563	544	1,976	1,870

Research and development, net	1,758	1,818	6,970	7,273
Selling and marketing, net	2,460	2,310	9,437	9,130
General and administrative	573	510	2,167	2,031
Amortization of deferred stock
compensation (a)	244	575	1,354	2,974
Non-recurring expenses (income),
net	(167)	83	(704)	83

Total operating expenses	4,868	5,296	19,224	21,491

Operating loss	(620)	(3,199)	(5,449)	(15,888)
Financial income, net	345	292	1,159	1,528

Net loss	$(275)	$(2,907)	$(4,290)	$(14,360)

Basic and diluted net loss per
share	$(0.01)	$(0.13)	$(0.19)	$(0.64)

Weighted average number of shares
used in computing basic and
diluted net loss per share	24,022,189	22,498,846	23,063,160	22,375,939

(a) Amortization of deferred stock
compensation relates to the
following :
Cost of revenues	$23	$47	$109	$214
Research and development, net	73	177	400	958
Selling and marketing, net	99	210	530	1,072
General and administrative	49	141	315	730

Total amortization of deferred
stock compensation	$244	$575	$1,354	$2,974

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Ceragon Reports Fourth Quarter and Fiscal Year 2003 Results – 4

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	December 31,
	2003	2002
	Unaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$7,307	$4,688
Short-term bank deposits	10,556	10,853
Marketable securities	4,861	11,743
Trade receivables, net	5,056	4,329
Other accounts receivable and prepaid expenses	2,892	1,268
Inventories	11,103	8,054

Total current assets	41,775	40,935

LONG-TERM INVESTMENTS:
Long-term bank deposits	1,473	4,214
Long-term marketable securities	14,849	11,675
Severance pay funds	1,664	1,200

Total long-term investments	17,986	17,089

PROPERTY AND EQUIPMENT, NET	2,667	3,616

Total assets	$62,428	$61,640

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$5,662	$5,744
Other accounts payable and accrued expenses	5,632	4,805

Total current liabilities	11,294	10,549

ACCRUED SEVERANCE PAY	2,451	1,825

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value: Authorized: 40,000,000 shares as of December 31, 2002 and December 31, 2003; Issued and outstanding: 22,578,346 shares and 24,675,313 shares as
of December 31, 2002 and December 31, 2003, respectively	61	56
Additional paid-in capital	171,611	169,286
Deferred stock compensation	(395)	(1,772)
Accumulated deficit	(122,594)	(118,304)

Total shareholders' equity	48,683	49,266

Total liabilities and shareholders' equity	$62,428	$61,640

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Ceragon Reports Fourth Quarter and Fiscal Year 2003 Results – 5

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include: Ceragon’s limited operating history and history of losses; Ceragon’s dependence on a limited number of key customers, independent manufacturers and suppliers; and the demand for Ceragon’s products and technology. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

Contacts:

Daphna Golden
Ceragon Networks Ltd.
+972-3-645-5513
ir@ceragon.com